UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of February 2019

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On January 31st, 2019, P.V. Nano Cell Ltd. (the “Issuer”) issued a press release announcing Sicrys Has Best Year Ever in 2018 and Anticipates Continued Growth in 2019

Exhibit Index

Exhibit No.	Description
99.1	PV Nano Cell Sicrys Has Best Year Ever in 2018 and Anticipates Continued Growth in 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date February 4th, 2019	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega Title: Chief Executive Officer

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